August 14, 2007	William M. Mower Direct Phone: (612) 672-8358 Direct Fax: (612) 642-8358 Bill.Mower@maslon.com
Via Federal Express

Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, Mail Stop 6010
Washington, DC 20549

Re:	Amendment No. 1 to Form SB-2
File No. 333-142432
Amendment filed June 21, 2007 and
Correspondence furnished July 18, 2007

Form 10-QSB filed May 14, 2007
File No. 0-51622

Dear Mr. Vaughn:

This letter constitutes Velcera, Inc.’s (“Velcera” or the “Company”) response to the comment letters from the Securities and Exchange Commission dated July 12, 2007 and August 1, 2007 (the “Comment Letters”) with respect to the Company’s filings with the Commission listed above. The following responses are numbered to correspond with the Comment Letters. Where appropriate we have included cross references within this letter to avoid duplication in the Company’s responses. Enclosed is a clean and marked copy of Amendment No. 2 to the Company’s registration statement on Form SB-2/A. Also enclosed is a clean and marked copy of the Company’s Form 10-QSB/A for the quarter ended March 31, 2007 (marked to reflect changes from the Company’s Form 10-QSB for the quarter ended March 31, 2007 filed with the Commission on May 14, 2007).

Responses to July 21, 2007 Comment Letter:

Amendment 1 to Form SB-2 filed June 21, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.	Please revise this section to also discuss your results of operations for your last two fiscal years. Refer to Item 303(b) of Regulation S-B.

Kevin L. Vaughn
August 14, 2007

RESPONSE:

The Company has amended the SB-2/A filed on June 21, 2007 to include the following two paragraphs:

Years Ended December 31, 2006 and 2005

General and administrative expenses: For the year ended December 31, 2006, general and administrative expense was $2,215,685 compared to $1,482,616 for the year ended December 31, 2005, representing an increase of $733,069. This increase is mainly attributable to the following: (1) a $343,000 non-cash charge to officer salaries pertaining to a restricted stock grant to certain executives, (2) an increase of approximately $158,000 in legal fees expense in connection with general corporate matters including potential equity transactions, (3) an increase of approximately $41,000 in accounting fees pertaining to prior period audit performed during 2006, and (4) an increase of approximately $65,000 in travel costs.

Research and development expenses: For the year ended December 31, 2006, research and development expense was $1,038,830 compared to $1,082,525 for the year ended December 31, 2005, representing a decrease of $43,695. Research and development expense primarily consists of development costs and patent legal fees associated with the PromistTM technology. During 2006, there was a decrease in certain formulation expenses which was mostly offset by increased expenditures pertaining to the advancement of the VEL-502 and VEL-504 compounds.

In addition, the Company included the financial information as of and for the three and six months ended June 30, 2007 filed on Form 10-QSB on August 14, 2007.

Financial Statements, page F-1

Note 1 - Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

2.	Please refer to prior comment 3. Please revise the filing to address the following:

•	You state that your contracts include multiple deliverables. Revise this note to describe the various deliverables in your contracts. Identify the deliverables that you consider “undelivered.”
•
We note that you reference SAB 101, SAB 104 and EITF 00-21. However, you state that your arrangements may involve license, development and manufacturing components. Tell us how you have considered the guidance in SOP 81-1 in your revenue recognition policy.

•
Revise this note to clearly disclose how you recognize the revenues from these arrangements. For example, it is not clear if you recognize the contract revenues ratably over the contract period, or based on a percentage of completion basis over the contract period.

Kevin L. Vaughn
August 14, 2007

RESPONSE:

The Company revised its revenue recognition policy to address the comments raised above. The Company recognizes revenue under SAB 101, SAB 104 and EITF 00-21. The Company’s contracts do not fall under the scope of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” as the Company’s contracts for the periods presented are primarily up-front nonrefundable license fees and other fees for which the Company has no further obligations and therefore cannot recognize revenue under a cost build-up percentage of completion or completed contract basis.

In applying EITF 00-21, in the event that we cannot objectively calculate the fair value of undelivered elements under EITF 00-21 or there are no multiple deliverables, we recognize revenue ratably over the term of the contract when the contracts consisted of up front nonrefundable payments where the Company had no further obligations. During the periods ended December 31, 2006 and March 31, 2007, we did not have what would be considered undelivered elements under EITF 00-21 and therefore we recognized revenue ratably over the contract term. We have revised the footnote to state that more clearly.

Stock-based compensation, page F-10

3.
Please refer to prior comment 4. We note from your response that you concluded that your stock based compensation errors were not material to your financial statements for the year ended December 31, 2006 or the quarter ended March 31, 2007. However, it is not clear that you have conducted a comprehensive quantitative analysis of the errors. Please address the following:

•
Tell us how you considered the quantitative impact of the error on the statement of operations for the year ended December 31, 2006. In this regard, we note that the error represents 8.9% of your net loss and $.05 per share for the year ended December 31, 2006.

•	Tell us how you plan to correct the error and provide us with a complete quantitative materiality assessment for the period in which you plan to correct the error.
•	In the event that you determine the error is material, please note the guidance in Item 4.02 of Form 8-K.

RESPONSE:

The audit committee of the Company has determined that the stock-based compensation calculation errors are material and the Company has restated its financial statements contained in the SB-2/A filed on June 21, 2007, the 8-K filed on March 5, 2007, and the 10-QSB filed on May 14, 2007. The Company filed an 8-K under Item 4.02 on August 10, 2007.

Kevin L. Vaughn
August 14, 2007

Note 3 - License Agreement, page F-11

4.
Please refer to prior comment 5. We note from your revised disclosures that you may be obligated to pay a licensing fee upon obtaining financing in excess of a predetermined amount. Please revise this note to disclose the amount of the potential licensing fee and the predetermined financing amount that would trigger this fee.

RESPONSE:

The Company has updated the footnotes in the financial statements included in the SB-2/A to reflect the amount of the license fee and the predetermined financing amount that would trigger this fee.

Amendment No. 1 to Form 10-QSB as of March 31, 2007

5.
We do not see where you have filed this amendment. Please file this amendment on EDGAR, or tell us why you have not filed it. In this regard, please ensure that the reversion filed on EDGAR includes conforming signatures in Exhibits 31.1, 31.2 and 32.1.

RESPONSE:

The Company filed an amendment to its Form 10-QSB for the quarter ended March 31, 2007 on August 14, 2007

Item 3. Controls and Procedures, page 19

6.	We note your disclosures here regarding your controls and procedures. Please address the following:

•
We note that the evaluation was carried out under the supervision of your chief executive officer and your treasurer. Please revise to clearly state, if true, that your treasurer was your principal financial officer at the time of the evaluation.

•
We note that you first state that your chief executive officer and treasurer concluded that your disclosure controls and procedures as of that date were effective. However, you separately state that your chief executive officer and treasurer believe that your current disclosure controls and procedures are adequate to ensure that information required to be disclosed in the reports you file under the Securities Exchange Act is recorded, processed, summarized and reported on an accurate and timely basis. Please revise to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principal financial officer. In this regard, please remove the language appearing after the word “effective.”

•
Tell us how you have considered the errors identified in connection with our prior comment 4 from our letter dated May 24, 2007. Discuss whether your chief executive officer and principal financial officer continue to believe that your controls and procedures were effective as of March 31, 2007.

Kevin L. Vaughn
August 14, 2007

RESPONSE:

With respect to the first bullet, the Company’s treasurer was its principal financial officer at the time of the evaluation. However, subsequent to the filing of the 10-QSB on May 14, 2007, the Company hired a full time chief financial officer with experience in generally accepted accounting principles and SEC reporting. The Company has revised the 10-QSB accordingly.

With respect to the second and third bullets, the Company has determined that the disclosure controls and procedures were not effective as of March 31, 2007. The Company has revised Item 3 of the 10-QSB to reflect a material weakness in its internal controls with respect to the errors described in this letter and the Company’s plans to remediate the errors.

Responses to August 1, 2007 Comment Letter:

Financial Statements, page F-1

Note 1 - Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

2.
We note your response to prior comment 2. It is unclear from your response as to why your contracts would not fall under the scope of SOP 81-1. Additionally your response and proposed disclosures do not address why it is appropriate to recognize revenues ratably over the contract period. Please revise this note to describe the material provisions of your current revenue generating contracts and explain why recognizing revenues ratably over the contract period is appropriate.

RESPONSE:

Please see the Company’s response to Item 2 above.

Stock-based compensation, page F-10

3.
We note that you plan to restate your financial statements for the periods ended December 31, 2006 and March 31, 2007 in response to prior comment 3. We further note that you do not plan to amend the Velcera’s financial statements furnished on the Form 8-K you filed on March 5, 2007. In light of the fact that the financial statements included in the Form 8-K filed on March 5, 2007 are now being restated in the Form SB-2, we believe it could be confusing to investors to have two separate sets of financial statements for Velcera for the year ended December 31, 2006. As such, please amend the Form 8-K to include restated financial statements consistent with the restated financial statements to be included in the Form SB-2.

Kevin L. Vaughn
August 14, 2007

RESPONSE:

The Company amended its 8-K filed on March 5, 2007 to update the financials and all relevant numbers to reflect the proper accounting for the stock-based compensation.

Note 3 - License Agreement, page F-11

4.
We note your response to prior comment 4. It is unclear from your response as to why disclosure of the predetermined financing amount would not be material information to investors. Please revise your note to disclose the amount of the predetermined financing amount or tell us why you are not required to do so. In this regard, we refer you to SEC Press Release 2004-89 and SEC Press Release 2005-72, available on our website at .

RESPONSE:

Please see the Company’s response to Item 4 above.

Form 10-QSB as of March 31, 2007

5.
We note from your response that the amounts paid to the former shareholders of Denali are being accounted for as transaction costs. Given the nature of these payments, we do not believe these costs are transactions costs. As such, we do not believe it is appropriate to record these costs as an expense in connection with this recapitalization transaction. Please revise the March 31, 2007 financial statements included in the Form 10-QSB and the Form SB-2 to classify these amounts in APIC consistent with recapitalization accounting.

RESPONSE:

The audit committee of the Company has determined that the error in the treatment of the merger costs discussed above is material and the Company has restated its financial statements contained in the 10-QSB filed on May 14, 2007. The restated financial statements reflect the $125,000 of liabilities in excess of cash received in the recapitalization as a reduction in additional paid-in capital. The Company filed an 8-K under Item 4.02 on August 10, 2007.

6.	In this regard, please note the requirements of Item 4.02 of Form 8-K.

RESPONSE:

The Company filed an 8-K under Item 4.02 on August 10, 2007.

* * * *

Kevin L. Vaughn
August 14, 2007

Please feel free to contact me at (612) 672-8358 should you have any further questions.

Sincerely, /s/William M. Mower William M. Mower

cc:	Dennis F. Steadman
Matthew C. Hill